UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

TriMas Corporation
(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation)	001-10716 (Commission File Number)	38-2687639 (IRS Employer Identification No.)
38505 Woodward Avenue, Suite 200 Bloomfield Hills, Michigan (Address of principal executive offices)		48304 (Zip Code)

Jodi Robin, General Counsel and Secretary, 248-631-5400
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☑	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2022.
___	Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended December 31, 2022.

Section 1 – Conflict Minerals Disclosure

Item 1.01. Conflict Minerals Disclosure and Report.

Introduction
TriMas Corporation ("TriMas" or the "Company"), and its consolidated subsidiaries, designs, engineers and manufactures innovative products under leading brand names for customers in the consumer products, aerospace & defense and industrial markets. The Company is principally engaged in the following reportable segments with diverse products and market channels: Packaging, Aerospace and Specialty Products. TriMas is filing this Form SD ("Form SD") pursuant to Rule 13p-1 under the Securities Exchange Act of 1934 (the "Rule") for the reporting period January 1, 2022 to December 31, 2022 (the "Reporting Period").

TriMas manufactures or contracts to manufacture "products" that may contain certain "conflict minerals" (as defined below) that are necessary to the functionality or production of such products. Form SD defines "conflict minerals" as: (i)(a) columbite-tantalite (or coltan, the metal ore from which tantalum is extracted), (b) cassiterite (the metal ore from which tin is extracted), (c) gold and (d) wolframite (the metal ore from which tungsten is extracted), or their derivatives; or (ii) any other mineral or its derivatives determined by the U.S. Secretary of State to be financing conflict in the Democratic Republic of the Congo or an adjoining country (collectively, the "Covered Countries").

Conflict Minerals Disclosures
In accordance with the Rule and Form SD, TriMas has conducted a good faith reasonable country of origin inquiry ("RCOI") regarding the conflict minerals included in its products during the Reporting Period to determine whether any of such conflict minerals originated in the Covered Countries and/or whether any of such conflict minerals may be from recycled or scrap sources.

In accordance with the Rule, TriMas has filed this Form SD and the associated Conflict Minerals Report, each of which are posted to TriMas’ publicly available internet site at www.trimascorp.com. The content on any website referred to in this Form SD is not incorporated by reference into this Form SD unless expressly noted.

Item 1.02. Exhibit.

A description of the RCOI and the measures TriMas took to exercise due diligence on the source and chain of custody of certain of its conflict minerals is provided in the Conflict Minerals Report attached hereto as Exhibit 1.01. The content on, or accessible through, any website referred to in this Form SD is not incorporated by reference into this Form SD unless expressly noted.

Section 3 – Exhibits

Item 3.01. Exhibits.

Exhibit Number	Description
1.01	Conflict Minerals Report of TriMas Corporation

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

TRIMAS CORPORATION
/s/ Scott Mell	May 25, 2023
Name: Scott Mell	Date
Title: Chief Financial Officer